                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1)

                            GP Strategies Corporation
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    36225V104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                    ----------------------
CUSIP No.  36225V104                   13G                 Page  2  of  9  Pages
           -----------                                          ---    ---
----------------------                                    ----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bedford Oak Partners, L.P.    06-1504646
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             791,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            791,000
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           791,000
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.1%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No.  36225V104                   13G                 Page  3  of  9  Pages
           ---------                                            ---    ---
---------------------                                     ----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bedford Oak Advisors, LLC    13-4007124
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             791,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            791,000
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           791,000
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.1%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No.  36225V104                   13G                 Page  4  of  9  Pages
           ---------                                            ---    ---
---------------------                                      ---------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Harvey P. Eisen
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             791,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            791,000
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           791,000
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.1%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 1 on Schedule 13G (this "Amendment No. 1") amends, supplements and restates the Schedule 13G which was filed on December 27, 2001 with respect to the Common Stock (as defined in Item 2(d) below) of GP Strategies Corporation (the "Schedule 13G").

Item 1(a):          Name of Issuer:
---------           --------------

                    GP Strategies Corporation (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

                    9 West 57th Street
                    New York, NY 10019

Items 2(a)          Name of Person Filing; Address of Principal
----------          -------------------------------------------
and 2(b):           Business Office:
--------            ---------------

                    This statement is filed by and on behalf of (i) Bedford Oak Partners, L.P., ("BOP") (ii) Bedford Oak Advisors, LLC ("BOA"), in its capacity as investment manager of BOP and
                    (iii) Harvey Eisen, in his capacity as managing member of BOA. The principal business address of each reporting person is 100 South Bedford Road, Mt. Kisco, New York, 10549.

                    491,000 shares of Common Stock (as defined in Item 2(d) below) which are the subject of this statement are held directly by BOP. 300,000 shares of Class B Capital Stock, par value $0.01 per share, of the Company ("Class B Stock"), which are convertible into Common Stock on a share for share basis, are held directly by BOP. Class B Stock participates in stockholder votes along with the Common Stock, receiving 10 votes per share, while the Common Stock receives 1 vote per share.

Item 2(c):          Citizenship:
---------           -----------

                    BOP is a Delaware limited partnership.
                    BOA is a Delaware limited liability company.
                    Mr. Eisen is a United States citizen.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

                    Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e):          CUSIP Number:
---------           ------------

                    36225V104

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
-------             --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------

                (a) [ ] Broker or dealer registered under Section 15 of the
                        Act,
                (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
                (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act,
                (d) [ ] Investment Company registered under Section 8 of the
                        Investment Company Act of 1940,
                (e) [ ] Investment Adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E),
                (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
                (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
                (h) [ ] Savings Association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act,
                (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
                (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------

                    As of the date of the event which requires the filing of this statement:

                A.  BOP.
                    ---

                (a) Amount beneficially owned: BOP is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities and Exchange Act of 1934 ("Beneficial Ownership") of 791,000 shares of Common Stock. BOP directly owns (i) 491,000 shares of Common Stock and (ii) 300,000 shares of Class B Stock convertible into 300,000 shares of Common Stock. BOP shares voting and dispositive power over its holdings of Common Stock and Class B Stock with BOA and Mr. Eisen.

                (b) Percent of class: 6.1%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the sum of (i) 12,695,046 shares of Common Stock issued and outstanding as of November 6, 2001, as reflected in the Company's Form 10-Q for the period ended September 30, 2001 and (ii) 300,000 shares of Common Stock which would be received upon conversion of the shares of Class B Stock held directly by BOP.

                (c) Number of shares as to which such person has:
                    (i)   Sole power to vote or direct the vote: -0-
                    (ii)  Shared power to vote or direct the vote: 791,000

                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv)  Shared power to dispose or direct the disposition:
                          791,000

                B.  BOA.
                    ---

                (a) Amount beneficially owned: BOA is deemed to have Beneficial
                    Ownership of 791,000 shares of Common Stock by virtue of its position as investment manager of BOP. BOA shares voting and dispositive power over its holdings of Common Stock and Class B Stock with BOP and Mr. Eisen.

                (b) Percent of class: 6.1%.

                (c) Number of shares as to which such person has:

                    (i)   Sole power to vote or direct the vote: -0-
                    (ii)  Shared power to vote or direct the vote: 791,000
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv)  Shared power to dispose or direct the disposition:
                          791,000

                C.  Mr. Eisen.
                    ---------

                (a) Amount beneficially owned: Mr. Eisen is deemed to have
                    Beneficial Ownership of 791,000 shares of Common Stock by virtue of its position as the managing member of BOA. Mr. Eisen shares voting and dispositive power over its holdings of Common Stock and Class B Stock with BOP and BOA.

                (b) Percent of class: 6.1%.

                (c) Number of shares as to which such person has:

                    (i)   Sole power to vote or direct the vote: -0-
                    (ii)  Shared power to vote or direct the vote: 791,000
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv)  Shared power to dispose or direct the disposition:
                          791,000

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
-------             --------------------------------------------------------
                    Person:
                    -------


                    Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:             Identification and Classification of the Subsidiary Which
------              ----------------------------------------------------------
                    Acquired the Security Being Reported on By the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ----------------

                    Not Applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ----------------------------------------------------------

                    Not Applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

                    Not Applicable.

Item 10:            Certification:
-------             -------------

                    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2002


                                        BEDFORD OAK PARTNERS, L.P.

                                        By:  BEDFORD OAK MANAGEMENT, LLC,
                                             its general partner


                                        By:  /s/ Harvey P. Eisen
                                             -----------------------------
                                             Harvey P. Eisen
                                             Chairman and Managing Member



                                        BEDFORD OAK ADVISORS, LLC


                                        By:  /s/ Harvey P. Eisen
                                             -----------------------------
                                             Harvey P. Eisen
                                             Chairman and Managing Member


                                        /s/ Harvey P. Eisen
                                        ----------------------------------
                                        Harvey P. Eisen